Exhibit 99.1

1 July 2021

ABCAM PLC

Pre-Close Trading Update

Cambridge, UK: Abcam plc (“Abcam”, “Company”, “Group”) (AIM: ABC; Nasdaq: ABCM), a global leader in the supply of life science research tools, provides the following pre-close trading update for the six-month period ended 30 June 2021 (the “Period”) ahead of its General Meeting to be held this afternoon. As previously announced, the Company has changed its financial year-end to 31 December. The Company will release its full results for the six- and twelve-month periods ended 30 June 2021 on 13 September 2021.

Since reporting interim results on 8 March 2021, underlying trading (before the impact of FX) has been modestly ahead of the Board’s expectations and in line with expectations after currency movements. This follows the continued appreciation of sterling against the Group’s major trading currencies1.

Labs continued to increase research activity throughout the last year as constraints on social distancing were gradually lifted around the world. Whilst we believe underlying demand is still not yet at pre-COVID-19 levels as lab operations remain below their normal capacity, we are hopeful that the vaccination programmes underway and policy changes planned for the summer will further increase research activity and support a return to full demand levels worldwide.

Consistent with our five-year plan to generate profitable growth and shareholder value, the Group has continued to invest in the Period to enable it to capitalise on long-term market opportunities and achieve the Company’s financial goals through 2024.

Notes:

1 The table below provides Group Foreign Exchange Rate data for GBP for the six-month periods ended 30 June.

Group Average Reported Rates 6 months ended 30th June	2020	2021
USD	1.27	1.39
EUR	1.15	1.15
RNB	8.95	8.97
JPY	137.7	148.7

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For further information, please contact:

Abcam	+ 44 (0) 1223 696 000
James Staveley, Vice President, Investor Relations

Numis – Nominated Advisor & Joint Corporate Broker	+ 44 (0) 20 7260 1000
Garry Levin / Freddie Barnfield / Duncan Monteith

Morgan Stanley – Joint Corporate Broker	+ 44 (0) 207 425 8000
Tom Perry / Luka Kezic

J.P.Morgan Cazenove - Joint Corporate Broker	+ 44 (0) 20 7742 4000
James Mitford / Hemant Kapoor

FTI Consulting	+ 44 (0) 20 3727 1000
Ben Atwell / Natalie Garland-Collins

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies and assays to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

In the fiscal year ended 30 June 2020, Abcam’s worldwide customer base consisted of approximately 750,000 life science researchers. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares were admitted to trading on AIM in 2005 (AIM: ABC) and its American Depositary Shares began trading on the Nasdaq Global Market in October 2020 (Nasdaq: ABCM).

Please visit corporate.abcam.com to find out more.

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Abcam’s portfolio and ambitions, expected performance for first and second half 2021, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus and its related variants (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.